                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934 (FEE REQUIRED)

For the fiscal year ended August 31, 2002

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _________________ to __________________


                         Commission file number 0-20212


                      ARROW INTERNATIONAL, INC. 401(k) PLAN
                            (full title of the plan)

                            Arrow International, Inc.
                                 P. O. Box 12888
                           Reading, Pennsylvania 19612
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive offices)

        Registrant's telephone number, including area code (610) 378-0131

           Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                  John C. Long
                            Arrow International, Inc.
                            P. O. Box 12888 Reading,
                               Pennsylvania 19612
                                 (610) 378-0131



This is the first of 15 pages. The Index to Exhibit is on Page 12.


ARROW INTERNATIONAL, INC. 401(K) PLAN
----------------------------------------------------------------------------------------------
TABLE OF CONTENTS




                                                                                 PAGE NO.

FINANCIAL STATEMENTS:
   Independent Auditor's Report                                                     1

   Statements of Net Assets Available for Benefits                                  2

   Statements of Changes in Net Assets Available for Benefits                       3

   Notes to Financial Statements                                                    4




SUPPLEMENTARY INFORMATION:

   Independent Auditor's Report on Supplementary Information                        9

   Form 5500 - Schedule H - Line 4i - Schedule of Assets (Held at End of Year)     10

[LOGO] BEARD MILLER
       COMPANY LLP
       ------------------------
       Certified Public Accountants and Consultants





                          INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania


     We have audited the accompanying statements of net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                                     /s/BEARD MILLER COMPANY LLP






Reading, Pennsylvania
December 4, 2002


ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                            AUGUST 31,
                                                                               =====================================
                                                                                    2002                 2001
                                                                               ----------------     ----------------
ASSETS
     Investments, at fair value:
         Mutual funds                                                              $32,879,014          $35,160,507
         Arrow International, Inc. Common Stock                                      3,416,128            2,898,332
         Participant loans                                                           1,826,132            1,774,703
                                                                               ----------------     ----------------

                                                                                    38,121,274           39,833,542
                                                                               ----------------     ----------------

     Receivables:
         Employee contributions                                                         37,226               45,892
         Employer contributions                                                         74,023               82,503
                                                                               ----------------     ----------------

                                                                                       111,249              128,395
                                                                               ----------------     ----------------

         NET ASSETS AVAILABLE FOR BENEFITS                                         $38,232,523          $39,961,937
                                                                               ================     ================










SEE NOTES TO FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------------------------------------------
                                                     2


ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                    YEARS ENDED AUGUST 31,
                                                                           =========================================
                                                                                2002                   2001
                                                                           ------------------     ------------------
INVESTMENT INCOME (LOSS)
     Net depreciation in fair value of investments                              ($5,072,002)          ($11,094,681)
     Interest and dividends                                                         642,320              2,154,476
                                                                           ------------------     ------------------

                                                                                 (4,429,682)            (8,940,205)
                                                                           ------------------     ------------------

CONTRIBUTIONS
     Participant                                                                  4,062,624              4,154,047
     Employer, cash                                                               1,066,209              1,105,534
     Employer, Arrow International, Inc. common stock                               717,636                175,537
                                                                           ------------------     ------------------

                                                                                  5,846,469              5,435,118
                                                                           ------------------     ------------------

BENEFITS PAID TO PARTICIPANTS                                                    (3,137,381)            (2,669,261)
                                                                           ------------------     ------------------

ADMINISTRATIVE EXPENSES                                                              (8,820)                (7,950)
                                                                           ------------------     ------------------

         NET DECREASE                                                            (1,729,414)            (6,182,298)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                            39,961,937             46,144,235
                                                                           ------------------     ------------------

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR                                 $38,232,523            $39,961,937
                                                                           ==================     ==================





SEE NOTES TO FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------------------------------------------
                                                     3

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF PLAN

              The following brief description of the Arrow International, Inc. 401(k) Plan (the Plan) is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              GENERAL

                  The Arrow International, Inc. 401(k) Plan (the Plan) is a contributory, defined contribution plan which was adopted on September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under
                  Section 401(a) of the Code.

              ELIGIBILITY

                  All employees of Arrow International, Inc. and any of its affiliates which adopt the Plan are eligible to participate in the Plan immediately upon hire except (i) non-resident aliens and, (ii) employees who are not scheduled to work 1,000 hours or more annually provided, however, any employee who does work or is credited with at least 1,000 hours of service during a plan year will be eligible to participate.

              PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions and credited or charged with allocations of (a) the Company's contributions and (b) Plan investment earnings and losses, and administrative expenses, if any.

              FORFEITED ACCOUNTS

                  As of August 31, 2002 and 2001, forfeited employer matching non-vested accounts amounted to $99,018 and $73,441, respectively. Forfeitures of employer matching non-vested accounts are used to reduce the employer's matching 401(k) contribution. During the years ended August 31, 2002 and 2001, there were no forfeitures applied against employer contributions.

              VESTING

                  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes 20% vested in the employer's discretionary contributions to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.



--------------------------------------------------------------------------------
                                        4

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

              CONTRIBUTIONS

                  EMPLOYEE TAX DEFERRED CONTRIBUTIONS

                      Eligible participants may contribute up to 20% of their pre-tax earnings. Prior to June 1, 2001, eligible participants were permitted to contribute up to 10% of their pre-tax earnings. Participants are not permitted to allocate more than 50% of their contribution to the Arrow International Common Stock Fund.

                  EMPLOYER CONTRIBUTIONS

                      The Plan sponsor can make discretionary matching contributions to the Plan. During 2002 and 2001, the Company made this discretionary matching contribution at the rate of 50% of every employee contribution up to a maximum of 2% of the employee's pre-tax salary.

                  OTHER EMPLOYER CONTRIBUTIONS

                      Effective June 1, 2001, the Plan sponsor is permitted to make a discretionary contribution to the Plan for the benefit of all employees. This contribution is to be made in the form of Arrow International common stock. During 2002 and 2001, the Plan sponsor chose to make this contribution at the rate of 1% of each employee's monthly salary. Once this contribution is made, participants have the ability to liquidate the stock and move the proceeds into other Plan investment options. Participants are immediately 100% vested in this contribution.

              PARTICIPANT LOANS

                  A participant may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years unless the loan is for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at the prime rate. Loans are repaid through regular payroll deductions.

              ADMINISTRATIVE COSTS

                  Substantially all plan expenses are paid by the Plan sponsor.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

              A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

              BASIS OF ACCOUNTING

                  The accompanying financial statements have been prepared on the accrual basis of accounting.


--------------------------------------------------------------------------------
                                        5

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

              ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              INVESTMENT VALUATION AND INCOME RECOGNITION

                  T. Rowe Price Retirement Plan Services, Inc. is the plan administrator and T. Rowe Price Trust Company is the plan trustee.

                  The Plan maintains the following nine funds: T. Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund, T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Common Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Equity Index 500 Fund and a Participant Loan Fund for the commingled investment of employee and company contributions.

                  The T. Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund, T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Common Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund,
                  T. Rowe Price Equity Income Fund and T. Rowe Price Equity Index 500 Fund are stated at quoted market prices. The loans receivable in the Participant Loan Fund are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized depreciation in fair value of investments.

                  Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

                  Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              PAYMENT OF BENEFITS

                  Benefit payments to participants are recorded when paid.

              RECLASSIFICATION

                  Certain reclassifications were made to the 2001 financial statement presentation in order to conform to the 2002 financial statement presentation format.


--------------------------------------------------------------------------------
                                       6

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 3 - INVESTMENTS

              The following table represents plan investments at August 31, 2002 and 2001. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                            2002                                   2001
                                             -----------------------------------    -----------------------------------
 INVESTMENTS AT FAIR VALUE AS
  DETERMINED BY QUOTED MARKET
               PRICE                               COST             FAIR VALUE            COST             FAIR VALUE
-------------------------------------------  ----------------    ---------------    ----------------   ----------------
Mutual funds:
     T. Rowe Price Prime Reserve Fund           $  5,294,274       $  5,294,274        $  4,245,585       $  4,245,585
     T. Rowe Price Balanced Fund                   9,072,541          8,262,346           8,936,750          8,995,597
     T. Rowe Price Blue Chip Growth Fund          18,394,690         14,957,186          19,080,825         18,457,497
     Other mutual funds                            5,539,156          4,365,208           4,045,225          3,461,828

Common stock:
     Arrow International, Inc.                     3,360,749          3,416,128           2,522,076          2,898,332

Participant loan fund                              1,826,132          1,826,132           1,774,703          1,774,703
                                             ----------------    ---------------    ----------------   ----------------

                                                 $43,487,542        $38,121,274         $40,605,164        $39,833,542
                                             ================    ===============    ================   ================

              During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($5,072,002) and ($11,094,681), respectively, as follows:

                                                                         2002                  2001
                                                                    ----------------     -----------------

                 Arrow International, Inc. Common Stock                   ($245,120)       $      81,948

                 Mutual funds:
                      T. Rowe Price Balanced Fund                          (910,156)          (1,305,329)
                      T. Rowe Price Blue Chip Growth Fund                (3,175,329)          (8,893,544)
                      T. Rowe Price International Stock Fund               (210,453)            (516,464)
                      T. Rowe Price Spectrum Income Fund                     (4,992)               3,034
                      T. Rowe Price Equity Income Fund                     (151,849)              (1,035)
                      T. Rowe Price Equity Index 500 Fund                  (374,103)            (463,291)
                                                                    ----------------     -----------------

                                                                        ($5,072,002)        ($11,094,681)
                                                                    ================     =================


--------------------------------------------------------------------------------
                                       7

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 4 - PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.


NOTE 5 - INCOME TAX STATUS

              The Plan obtained its latest determination letter on September 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

              Certain Plan investments are mutual funds that are managed by T. Rowe Price, the Plan's trustee and party-in-interest to the Plan. The Plan also has a common stock fund which holds shares of Arrow International, Inc., the Plan sponsor and party-in-interest. The Plan held 78,738 shares and 97,604 shares of Arrow International, Inc. common stock at August 31, 2002 and 2001, respectively.

              Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.


NOTE  7 - EXCESS CONTRIBUTIONS

              As of August 31, 2002 and 2001, net assets available for benefits include approximately $68,000 and $66,000, respectively, due to certain active participants for excess deferral contributions. Such contributions will be included in benefit distributions when paid.


--------------------------------------------------------------------------------
                                       8

[LOGO] BEARD MILLER
       COMPANY LLP
       ------------------------
       Certified Public Accountants and Consultants




            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Administrative Committee
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania


         Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of August 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     /s/BEARD MILLER COMPANY LLP





Reading, Pennsylvania
December 4, 2002

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
FORM 5500 - SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 23-1969991
PN:  004

                                                          AUGUST 31, 2002
----------------------------------------------------------------------------------------------------------------------
                                                             DESCRIPTION OF             **               CURRENT
 (A)               IDENTITY OF ISSUE (B)                     INVESTMENT (C)           COST (D)           VALUE (E)
-----      --------------------------------------------    ---------------------     ----------       ----------------
  *         T. Rowe Price Prime Reserve Fund                 Money Market Fund          N/A             $  5,294,274
  *         T. Rowe Price Balanced Fund                        Balanced Fund            N/A                8,262,346
  *         T. Rowe Price Blue Chip Growth Fund                 Equity Fund             N/A               14,957,186
  *         T. Rowe Price International Stock Fund              Equity Fund             N/A                  966,955
  *         T. Rowe Price Spectrum Income Fund                  Equity Fund             N/A                  689,101
  *         T. Rowe Price Equity Income Fund                    Equity Fund             N/A                1,005,148
  *         T. Rowe Price Equity Index 500 Fund                 Equity Fund             N/A                1,704,004
  *         Arrow International, Inc.                           Common Stock            N/A                3,416,128
            Participant loan fund                              5.75% to 10.5%            0                 1,826,132
                                                                                                     ----------------

                                                                                                         $38,121,274
                                                                                                     ================

*     Party-in-interest.
** Historical cost has not been presented as all investments are participant directed.






--------------------------------------------------------------------------------
                                       10

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                                ARROW INTERNATIONAL, INC.
                                                      401(k) PLAN




Date:      February 24, 2003             By:  /s/ John C. Long
      ---------------------------            -----------------------------------
                                             John C. Long
                                             Vice-President and Treasurer









--------------------------------------------------------------------------------
                                       11

                                INDEX TO EXHIBIT
                                ----------------



Exhibit No.
-----------

23.1                Consent of Beard Miller Company LLP, independent auditors











--------------------------------------------------------------------------------
                                       12